Exhibit 99.1

FORESIGHT ANNOUNCES FIRST HALF 2017 RESULTS

NESS ZIONA, Israel, August 22, 2017 – Foresight Autonomous Holdings Ltd., a leading developer of Advanced Driver Assistance Systems (TASE: FRSX) (NASDAQ: FRSX), today reported financial results for the six months ended June 30, 2017. Foresight ended the first half of 2017 with $18.3 million in cash and short term deposits, with GAAP net loss of $26.9 million and with non-GAAP net loss of $2.2 million.

Commenting on Foresight’s first half 2017 results, Foresight’s CEO, Haim Siboni said: “We are extremely pleased with the company’s progress this period in multiple areas. First, our dual listing on the NASDAQ has been instrumental for our expansion into the U.S. market. In addition, our progress with one of the largest vehicle manufacturers in China demonstrates that our unparalleled technology aligns with our long-term corporate development strategy to become a leader in the automated transportation industry. Since then, we signed another pilot agreement with a leading vehicle manufacturer in China. Finally, these achievements, along with a strong balance sheet, have built solid momentum for the remainder of 2017, as we plan to leverage our competitive technology and expand globally.”

Six Months Ended June 30, 2017 Financial Results

●	Research and development (R&D) expenses for the six months ended June 30, 2017 were $1,275,000, compared to $319,000 in the six months ended June 30, 2016. The increase is attributed to acceleration in our R&D efforts and employee recruitment, and is comprised primarily of an increase in stock-based compensation, and in payroll and related expenses.

●	General and administrative (G&A) expenses for the six months ended June 30, 2017 were $2,337,000, compared to $1,484,000 in the six months ended June 30, 2016. The increase is attributed primarily to increases in stock-based compensation, and in payroll and related expenses.

●	GAAP net loss for the six months ended June 30, 2017 was $26,902,000, or $(0.33) per ordinary share, compared to a GAAP net loss of $1,424,000, or $(0.02) per ordinary share, in the six months ended June 30, 2016. The increase is attributed mainly to the increases in R&D expenses, stock-based compensation, and in the revaluation of derivative warrants liability expenses.

Non-GAAP net loss for the six months ended June 30, 2017 was $2,213,000 or $(0.03) per ordinary share compared to a non-GAAP net loss of $1,642,000, or $(0.03) per ordinary share, in the six months ended June 30, 2016.

	Six months ended June 30,		Year ended December 31,
(thousands of U.S. dollars, except share and per share data)	2017	2016	2016
GAAP Results
Net loss	(26,902)	(1,424)	(1,913)
Basic and diluted loss per share	(0.33)	(0.02)	(0.03)
Non-GAAP Results
Net loss	(2,213)	(1,642)	(3,355)
Basic and diluted loss per share	(0.03)	(0.03)	(0.05)

A reconciliation between GAAP operating results and non-GAAP operating results is provided in the financial statements that are part of this release. Non-GAAP results exclude stock-based compensation expenses and revaluation of derivative warrant liability.

Balance Sheet Highlights

●	Cash and short term deposits totaled $18.3 million as of June 30, 2017, compared to $3.8 million on December 31, 2016. The increase compared to December 31, 2016 is mainly due to the proceeds received from private placements that occurred in the first half of 2017, totaling $11.6 million gross ($10.7 net proceeds), and from warrants exercised by shareholders equal to $5.6 million, less cash used during the first half of 2017.

●

GAAP shareholders’ equity totaled $2.6 million as of June 30, 2017, compared to $4.7 million as of December 31, 2016. Non-GAAP shareholders’ equity totaled $18.9 million as of June 30, 2017 compared to $4.8 million as of December 31, 2016.

	As of June 30,		As of December 31,
(thousands of U.S. dollars)	2017	2016	2016
GAAP Results
Shareholders’ equity	2,619	3,799	4,669
Non-GAAP Results
Shareholders’ equity	18,926	5,199	4,800

A reconciliation between GAAP shareholders’ equity results and non-GAAP shareholders’ equity results is provided in the financial statements that are part of this release. Non-GAAP results exclude derivative warrant liability.

Business Highlights

●	Raised $11.6 million (gross) through private placements: Included funding from strategic investors in the Israeli automotive industry, and from Israeli major institutional investors. This funding was priced below market value, and received high market demand.

●	Achieved successful pilot results after signing an agreement with JAC Motors, a leading Chinese car manufacturer for pilot test: Completed a pilot test with JAC Motors, one of the largest Chinese car manufacturers, in which Foresight’s accident prevention system was compared with leading competing systems. Foresight’s system proved superior and demonstrated successful results during the test. The parties have agreed to explore several scenarios for potential commercial cooperation.

●	Signed second agreement with a leading Chinese car manufacturer for pilot test: An additional large Chinese car manufacturer will finance and provide Foresight with vehicles for a pilot test of Foresight’s accident prevention system in China.

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●	Successfully completed proof of concept of multispectral road traffic accident prevention system: The new system is designed to provide multispectral vision capabilities, by combining four cameras operating at varying wavelengths, thereby presenting a comprehensive solution for the front of the vehicle, which will detect all obstacles under any weather and lighting conditions, including complete darkness, smoke, haze, fog, rain and glare.

●	Dual listing – began trading on NASDAQ: Foresight’s ADS’ commenced trading on NASDAQ under the symbol “FRSX”. The listing is in line with Foresight’s strategy to expand its presence in the U.S.

●	Foresight’s 32% subsidiary, Rail Vision Ltd., advanced its operations on several fronts: Rail Vision conducted a successful field test of its unique system, designed to prevent on-track collisions for Deutsche Bahn, one of the largest train operators in the world. Rail Vision also achieved real-time capabilities of its railway safety system. Through its unique algorithm, the prototype demonstration validated the system’s ability to detect and classify railway obstacles and alert the driver and control center in real time.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company’s earnings release contains non-GAAP financial measures of net loss for the period that excludes the effect of stock-based compensation expenses and revaluation of derivative warrant liability, and non-GAAP financial measures of shareholders’ equity that excludes the effect of derivative warrant liability. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s on-going operations.  Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors.  The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated.  Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight (NASDAQ and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of Advanced Driver Assistance Systems (ADAS) based on 3D video analysis, advanced algorithms for image processing and artificial intelligence. The company, through its wholly owned subsidiary, develops advanced systems for accident prevention, which are designed to provide real-time information about the vehicle’s surroundings while in motion. The systems are designed to alert drivers to threats that might cause accidents, resulting from traffic violations, driver fatigue or lack of concentration, etc., and to enable highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. The company estimates that its systems will revolutionize ADAS by providing an automotive grade, cost-effective platform, and advanced technology.

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Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, when Foresight describes exploring several scenarios for potential commercial cooperation with a Chinese car manufacturer, that it plans to leverage its competitive technology and expand globally, and that it estimates that its systems will revolutionize ADAS, it is using forward-looking statements. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s registration statement on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on June 1, 2017, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

CONTACT INVESTOR RELATIONS:

Miri Segal-Scharia

CEO

MS-IR LLC

917-607-8654

msegal@ms-ir.com

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

(Except share data)

	As of June 30, 2017	As of June 30, 2016	As of December 31, 2016
ASSETS

Current assets:
Cash and cash equivalents	$14,282	5,042	3,364
Short Term Deposits	4,019	-	390
Marketable equity securities	24	17	-
Other receivables	304	299	104
Total current assets	18,605	5,358	3,858

Non-current assets:
Marketable equity securities	-	63	18
Investment in affiliate company	865	-	1,248
Other investments	66	-	66
Fixed assets, net	132	12	67
	1,063	75	1,399

Total assets	$19,668	5,433	5,257

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Other accounts payable	$742	234	457
Total current liabilities	742	234	457

Derivative warrant liability	16,307	1,400	131

Total liabilities	17,049	1,634	588

Shareholders’ equity:

Common stock of NIS 0 par value;	-	-	-
Additional paid-in capital	32,876	6,672	8,024
Accumulated deficit	(30,257)	(2,873)	(3,355)
Total stockholders’ equity	2,619	3,799	4,669

Total liabilities and stockholders’ equity	$19,668	5,433	5,257

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	As of June 30, 2017	As of June 30, 2016	As of December 31, 2016
GAAP Shareholders’ equity	2,619	3,799	4,669
Derivative warrant liability	16,307	1,400	131
Non-GAAP Shareholders’ equity	18,926	5,199	4,800

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

(Except share data)

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016

Research and development expenses, net	$(1,275)	$(319)	$(904)

Marketing and sales	(513)	(105)	(224)

General and administrative expenses	(2,337)	(1,484)	(2,627)

Equity in net loss of an affiliated company	(383)	-	(108)

Operating loss	(4,508)	(1,908)	(3,863)

Revaluation of derivative warrant liability (expenses) income	(23,050)	438	1,847
Financing income, net	656	53	103

Net loss	$(26,902)	$(1,417)	$(1,913)

Basic and diluted loss per share	$(0.33)	$(0.02)	$(0.03)

Weighted average number of shares outstanding used in computing basic and diluted loss per share - in thousands	82,100	64,566	67,311

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FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Six months ended June 30,		Year ended December 31,
	2017	2016	2016

GAAP operating loss	(4,508)	(1,908)	(3,863)
Stock-based compensation in research and development	183	-	-
Stock-based compensation in sales and marketing	260	-	-
Stock-based compensation in general and administrative	1,196	213	405
Non-GAAP operating loss	(2,869)	(1,695)	(3,458)

GAAP Revaluation of derivative warrant liability (expenses) income	(23,050)	438	1,847
Revaluation of derivative warrant liability	23,050	(438)	(1,847)
Non-GAAP Revaluation of derivative warrant liability (expenses) income	-	-	-

GAAP net loss	(26,902)	(1,417)	(1,913)
Stock-based compensation expenses	1,639	213	405
Revaluation of derivative warrant liability (expenses) income	23,050	(438)	(1,847)
Non-GAAP net loss	(2,213)	(1,642)	(3,355)

GAAP Basic and diluted loss per share	(0.33)	(0.02)	(0.03)
Non-GAAP Basic and diluted loss per share	(0.03)	(0.03)	(0.05)

Weighted average number of shares outstanding used in computing basic and diluted loss per share - in thousands	82,100	64,566	67,311

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